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                                                                   Exhibit D-2.4

                                                               Exhibit No. GEN-4
                                                       Application Under FPA 205
                                                      of Electric Generation LLC


                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION



Electric Generation LLC               )          Docket No. ER02-456-000



                               DIRECT TESTIMONY

                                      OF

                               JOSEPH G. SAUVAGE



November 30, 2001
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I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name and business address.

A. My name is Joseph G. Sauvage. My business address is 790 Seventh Avenue, New York, New York.

Q.   What is your current occupation?

A. I am a Managing Director in the Global Power Group of Lehman Brothers Inc.'s ("Lehman Brothers") Investment Banking Division.

Q.   What is the business of Lehman Brothers?

A. Lehman Brothers is a major institutional securities firm actively involved in the underwriting and distribution of debt and equity securities, mergers, acquisitions, restructurings and other corporate advisory activities, and research services. We are a leading underwriter of global equity and fixed income securities. We are also a prominent adviser to corporations and governments around the globe, and our research analysts are considered among the best in the world.

Q. What are your responsibilities as a Managing Director in the Global Power Group at Lehman Brothers?

A. As a Managing Director, I have been involved with, and have a wide variety of experience in, the global power industry for over 20 years. I joined Lehman Brothers in 1977 and have been with the firm since that time. My primary focus

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     has been on strategic advisory services and capital raising. I have been involved in a number of major transactions, including the acquisition of MidAmerican Energy by CalEnergy Company, the subsequent sale of MidAmerican Energy to Teton Acquisition Corp., the acquisitions of Cilcorp and Ipalco by AES and the acquisition of the Homer City Generating Station by Edison Mission Energy. A number of transactions in which I have been involved have been selected for the Deal of the Year Awards by Investor Dealers Digest and Institutional Investor Magazine.

Q.   Briefly describe your educational background.

A. I received a bachelor's degree in economics, graduating magna cum laude and as a member of Phi Beta Kappa, from Washington University in 1975 and an MBA from the Wharton School of the University of Pennsylvania in 1977.

Q.   For what purpose have you been retained in this proceeding?

A.   I have been retained to prepare the testimony set forth herein in support of the Federal Power Act ("FPA") Section 205 Application of Electric Generation LLC ("Gen") requesting acceptance of the long-term power sales agreement ("Power Sales Agreement") between Gen and Pacific Gas and
     Electric Company ("PG&E").
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Q.   What relationship does Lehman Brothers have with PG&E Corporation and PG&E?

A. Lehman Brothers has performed investment banking services for PG&E Corporation ("Corp."), its utility subsidiary PG&E, and their affiliates from time to time, and we are quite familiar with Corp. and PG&E as a result. Our investment banking relationship with Corp. and PG&E pre-dates the California energy crisis. We advised on the divestiture of Corp.'s Texas pipeline and liquids assets, the sale of its energy services business, rating agency matters and the financing of the acquisition of the generating assets of the New England Electric System. In addition, Lehman Brothers has advised Corp. and PG&E on matters related to the California energy crisis since September 2000, has acted as the sole financial advisor to Corp. during the course of this crisis and has provided strategic advice to Corp. in dealings with its lenders, the State of California and on Corp.'s financial condition. Lehman Brothers has provided expert testimony on behalf of PG&E during the course of the California energy crisis regarding the capital markets, access to capital and the valuation of PG&E's hydroelectric assets. Lehman Brothers also acted as lead manager on $1.9 billion of financing for PG&E in the fall of 2000. In addition, in the beginning of 2001, Lehman Brothers assisted in the raising of $1 billion for Corp. in the form of a term loan facility secured by the stock of PG&E National Energy Group, Inc. (including committing $400 million to this facility).
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     Lehman Brothers also has played an integral role in the development of the
     Plan of Reorganization (the "Plan"), jointly filed by PG&E and Corp. in PG&E's Chapter 11 bankruptcy case, and the formation and review of pro forma financial projections in connection with the Plan. In that regard, Lehman Brothers will be the lead underwriter for a portion of the financing required to implement the Plan (the "New Money Notes"). In that capacity, Lehman must be able to sell the New Money Notes to major fixed income investors and create liquidity for the notes placed directly with PG&E's creditors (the "Creditor Notes").

II.  PURPOSE OF TESTIMONY AND CONCLUSIONS

Q.   Would you briefly describe the disaggregation contemplated by the Plan?

A. Yes. Under the Plan, PG&E and Corp. intend to restructure PG&E along its lines of business, distribute certain of those businesses from PG&E to indirect subsidiaries of Corp., and subsequently, spin-off PG&E in a tax-free pro rata distribution to Corp.'s shareholders (the "Spin-Off" and, collectively with the restructuring, the "Disaggregation Transactions"). Upon consummation of the Plan, three of these businesses - the electric generation business ("Gen"), the interstate electric transmission business ("ETrans") and the interstate gas transmission business ("GTrans") - will be subject to regulatory oversight by the Federal Energy Regulatory Commission ("FERC") going forward, while the remaining electric and gas distribution business ("Reorganized PG&E") will
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     continue to be subject to regulatory oversight by the California Public
     Utilities Commission ("CPUC"). I have discussed in my testimony in the FPA
     Section 203 application of PG&E and Corp. certain elements of the Plan, including:

     1. The restructuring of PG&E from an integrated utility regulated by the CPUC into FERC jurisdictional generation, and electric and gas transmission businesses (i.e., Gen, ETrans and GTrans) and a CPUC jurisdictional local gas and electric distribution business (i.e., Reorganized PG&E), where, as part of the restructuring, Gen, ETrans and GTrans will be distributed to indirect subsidiaries of Corp. and Reorganized PG&E will be spun-off in a tax free pro rata distribution to the shareholders of Corp.

     2. The acceptance by FERC of a 12-year power sales agreement (the "Power Sales Agreement"), pursuant to which the capacity, energy and ancillary services output of Gen will be fully committed to Reorganized PG&E for eleven years and partially committed for the twelfth year, that provides a sufficient and stable revenue stream for Gen.

     3. The authority and jurisdiction of the Bankruptcy Court to enforce certain of the Plan's terms following consummation - particularly as to Gen's and Reorganized PG&E's continued performance of their obligations under the Power Sales Agreement and the conditions to be established before Reorganized PG&E can assume procurement obligations for the net open position (e.g., maintenance of creditworthiness and the recovery of procurement costs, among others).

Q.   What is the purpose and basis of your testimony?

A. My testimony in this proceeding focuses specifically on the importance of the revenues to be provided by the Power Sales Agreement to the Exit Financing (which is defined below) that is necessary for PG&E to be able to emerge from bankruptcy.
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     My testimony draws upon a combination of my own knowledge and experience from over 20 years of involvement in the global power industry, as I previously described, including my involvement with Corp. and PG&E, with rating agencies and investors in the debt and equity capital markets and with others involved in the California energy crisis.

Q. What are your conclusions regarding the impact of the Power Sales Agreement on the ability to obtain Exit Financing?

A. The Power Sales Agreement is essential in order to obtain Exit Financing so PG&E can emerge from bankruptcy. As part of the Plan, Reorganized PG&E and Gen will enter into a fixed-rate (in real terms) Power Sales Agreement, pursuant to which the capacity, energy and ancillary services output of Gen will be fully committed to Reorganized PG&E for eleven years and partially committed for the twelfth year. As discussed below, generating a sufficient and stable revenue stream for Gen, as would be provided for in the Power Sales Agreement, is essential to Gen's ability to raise approximately $2.4 billion of investment grade rated debt secured by its assets and cash flows. Absent the Power Sales Agreement, it would not be feasible for Gen to raise the $2.4 billion of financing and, hence, for PG&E to emerge from bankruptcy.
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     In sum, the stable revenues generated by the Power Sales Agreement, as well as the other elements of the Plan covered in my Section 203 testimony (and referenced above) are essential to the ability to raise the Exit Financing.

Q.   What work and analysis did Lehman Brothers do to support these conclusions?

A.   I and others with whom I work at Lehman Brothers have reviewed and analyzed: (i) financial and operating information with respect to the respective businesses, operations and financial position and projections of PG&E that were provided to Lehman Brothers by PG&E's and Corp.'s management; (ii) trading histories of certain of PG&E's securities; (iii) trading histories of the securities of companies with businesses, assets and capital structures similar to those of PG&E; and (iv) publicly available information regarding PG&E that we deemed relevant to our analyses. In addition, along with PG&E's and Corp.'s management, we met with the rating agencies (Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")) prior to the filing of the Plan to discuss their views regarding the Plan's credit impacts on Gen, ETrans, GTrans and Reorganized PG&E. We have also had, and continue to have, discussions with the management of PG&E and Corp. concerning the respective businesses, operations and financial position of PG&E.
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Q.   How will PG&E raise enough money to enable it to pay off its valid creditor claims and emerge from bankruptcy?

A. Under the Plan, PG&E will seek to raise nearly $10 billion of investment grade-rated debt, including over $6 billion of new money debt raised via public offerings in the capital markets (the "New Money Notes," which collectively with the Creditor Notes, as defined below, is referred to as the "Exit Financing"). This Exit Financing will allow PG&E to refinance its existing debts, repay all valid claims in full with interest, and still emerge from bankruptcy with viable, healthy businesses.

     In order to repay valid creditor claims, each of the LLCs (Gen, ETrans and GTrans) and Reorganized PG&E will leverage itself at or near the maximum level - consistent with achieving investment grade credit ratings - through a combination of the New Money Notes and Creditor Notes. In the case of Gen, it will borrow approximately $2.4 billion. The proceeds from the issuance of the New Money Notes and the placement of the Creditor Notes, along with existing cash balances, will then be used to repay valid creditor claims in PG&E's Chapter 11 bankruptcy case.

Q. What is the role of the Power Sales Agreement between Gen and Reorganized PG&E in obtaining the financing needed under the Plan?

A. It is extremely important. As I mentioned, one of the entities that will be disaggregated under the Plan is Gen, which is PG&E's current generation
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     business. By moving Gen to a market-based regulatory environment like FERC, the business can be capitalized at market-based valuations, which, when compared to historical book values, increases Gen's borrowing capacity in the debt market. This increase, coupled with the twelve year stable revenue stream from the Power Sales Agreement, should allow Gen to obtain greater leverage at investment grade credit ratings than it could under traditional cost of service ratemaking under California's regulatory regime. The Power Sales Agreement will provide a stable revenue stream and critical source of funds to support the $2.4 billion of new debt - i.e., Gen's debt will be leveraged on the revenue stream its generating assets can produce through the Power Sales Agreement and, on a merchant basis, past the term of the Power Sales Agreement. Without this, the Plan will not succeed.

Q. To what extent is the Power Sales Agreement necessary to support the debt that needs to be issued and serviced by Gen under the Plan?

A. It is indispensable to Gen's ability to issue and service necessary amounts of debt (and therefore to PG&E's ability to emerge from bankruptcy) that Gen have a sufficient and stable revenue stream from an investment grade buyer (i.e., Reorganized PG&E), as provided for in the Power Sales Agreement. Indeed, the quality of the revenue stream from the Power Sales Agreement, along with the projected performance of Gen during the merchant period, will be the principal basis upon which the rating agencies and prospective debt investors will evaluate
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     Gen's creditworthiness. The dollar amount and certainty of these contractual revenues will both be critical to the rating agencies and the debt market. Because the Plan seeks approval from FERC that the rates in this Power Sales Agreement are just and reasonable and requests certain orders by the Bankruptcy Court to assure that Reorganized PG&E recovers its costs under the Power Sales Agreement, rating agencies should have sufficient assurances to assign investment grade credit ratings and, thus, investors would provide the requisite financing.

Q. Can you explain from a financial point of view how the rating agencies evaluate an agreement like the Power Sales Agreement and how this creates additional borrowing capacity?

A. Yes. Gen's additional leverage capacity is derived from the contractual nature of the cash flows under the Power Sales Agreement and its ability to obtain market-based revenues during the merchant period. The predictability and surety of these contracted cash flows during the twelve year term of the Power Sales Agreement is viewed positively by both rating agencies and investors alike, increasing their willingness to allow greater overall financial leverage.

     The rating agencies (S&P and Moody's) have detailed methodologies by which they evaluate generation companies. Generally speaking, each agency, under its individually defined view of future power market macroeconomic fundamentals, attempts to determine the generation company's projected cash flow sensitivity to
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     downward changes in merchant energy prices as it relates to the generation company's ability to service its debt. Thus, for each merchant dollar of projected cash flow, the agencies will discount that dollar when determining its ability to service indebtedness and pay operating costs.

     On the other hand, the rating agencies do not discount contracted cash flows nearly to the same extent. Instead, they look at the terms of the contract and the creditworthiness of the counter-party from which the cash flows are derived. The mix of merchant and contractual cash flows, as determined by its revenue sources and related costs, has a substantial influence on a generation company's leverage capacity. Since Gen's cash flows will be completely contracted during the first eleven years of the term of the Power Sales Agreement, and substantially contracted for the final year of its twelve year term, investors and rating agencies alike will require less assurance that the projected cash flows will be realized.

     Gen's financing will be a mix of New Money Notes and Creditor Notes, and consist of both amortizing and bullet maturity debt (i.e., debt that is not amortized but repaid in full upon its maturity). It should be noted that the principal payments schedule for the amortizing portion of Gen's debt will need to be defined prior to the issuance of the securities. Furthermore, due to tax related requirements, the Creditors Notes must have a minimum average life of ten years.
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     This limits Gen's ability to amortize principal during the initial term of the Power Sales Agreement.

     In our discussions with the rating agencies, we have been instructed to meet certain requirements during the term of the debt. During the term of the Power Sales Agreement, Gen must meet a minimum Funds from Operations ("FFO") (generally defined in U.S. GAAP as cash flow from operations plus cash interest expense less cash changes in working capital) divided by cash interest expense of 3.4 times (as noted, the required ratio would be much higher but for the reliability of the revenue stream under the Power Sales Agreement). Upon expiration of the Power Sales Agreement, Gen must then meet each of the respective agencies' merchant generation requirements, which tend to be much more conservative due to the lower assurance that future realized merchant cash flows will meet projected merchant cash flows.

     Based upon Gen's pro forma projections, which utilize the agencies' macroeconomic views of future electric and fuel prices, Gen's debt will be structured to achieve the maximum amount of leverage, while meeting the investment grade requirements as dictated in our discussions with the ratings agencies and the ten year average life requirement. Gen's pro forma projections suggest that it will just meet the FFO to cash interest coverage requirements of the
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     agencies during the early years of the Power Sales Agreement, while maintaining the ten year average life on the amortizing portion of debt.

     The twelve year term of the Power Sales Agreement is necessary as it allows Gen to amortize a sufficient amount of debt (abiding by the aforementioned requirements) to a level that should maintain investment grade credit ratings once the Power Sales Agreement term expires and it enters the merchant phase of its projections. This increases Gen's financial health, thereby enhancing its viability and creditworthiness. Thus, as described above, the contractual nature of the cash flows and the term of the Power Sales Agreement substantially enhance Gen's borrowing capacity and provide one of the essential means by which PG&E will be able to raise the necessary funds to repay creditors and emerge from bankruptcy.

Q.   Does this complete your testimony?

A.   Yes.